SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Declaration of Commerciality for Carioca Area

Rio de Janeiro, December 19th, 2013 – Petróleo Brasileiro S.A. – Petrobras, operator of Consortium BM-S-9, submitted today to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) the Declaration of Commerciality for the Carioca oil accumulation, located in the Santos Basin pre-salt.

In the proposal sent to the regulatory agency, the consortium recommends that the new field, which is formed by reservoirs containing good quality oil (of approximately 26º API), should be named as Lapa. With a total estimated recoverable volume of 459 million barrels of oil equivalent (boe), Lapa is one more large-size field discovered in Brazil’s pre-salt layer.

Lapa field is 270 km off the coast of the state of São Paulo at a water depth of 2,140 meters.

Along with the Declaration of Commerciality, the consortium submitted to the ANP the Final Report of the Discovery Evaluation Plan, which was prepared as of the first well drilled in 2007. Three-dimensional (3D) seismic data was gathered, five wells drilled, three formation tests and an extended well test were carried out in Carioca area.

Consortium BM-S-9 is operated by Petrobras (45%), in partnership with BG E&P Brasil (30%) and Repsol Sinopec Brasil (25%).

After the Declaration of Commerciality, the Lapa Field Development Plan will be submitted to the ANP within 180 days.

Petrobras 2013-2017 Business and Management Plan forecasts the first oil of this field for the 3rd quarter of 2016.

In 2011, this consortium had already declared the commerciality of the Sapinhoá field (former Guará area), also located in BMS-9 block. Sapinhoá currently produces, through the FPSO Cidade de São Paulo, around 30,000 barrels of oil per day, via one single well. Additional wells are being connected in the beginning of 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.